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VIA EDGAR

October 19, 2010

Tia Jenkins Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China Cord Blood Corporation Form 20-F for the Year Ended March 31, 2010 Filed July 16, 2010 File No. 001-34541

Dear Ms. Jenkins:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on October 18, 2010 regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”) and addressed to the Company’s Chief Financial Officer, Mr. Albert Chen (the “Staff’s Letter”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and all page references are to the Annual Report.

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Tia Jenkins October 19, 2010 Page 2

Form 20-F for the Year Ended march 31, 2010

Operating and Financial Review and Prospects, page 62

Duration of Subscription Services, page 66

1.
We note from your response to comment 4 of our letter dated September 24, 2010, that you cease recognizing revenues for customers after 18 months of delinquency in payment.  We further note from your response to comment 3 of our letter dated August 19, 2010, that you proposed revisions to disclosure to describe the number of subscribers who are delinquent over 18 months.  In addition, please clarify that the number of “Total units stored (end of period)”, when ever it is presented, does not represent the total number of paying subscribers.

COMPANY RESPONSE: We propose to further revise the disclosure under the heading “Duration of Subscription Services” on page 66 as follows:

“Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of the initial 18 ~~years~~-year term. A subscriber may elect to terminate the subscription service by providing a termination request. The subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us in respect of any overdue storage fees and the remaining element of the processing fee to the extent not yet invoiced (for those customers electing to use Payment Option Three). Although we have not experienced any early termination ~~by a significant number of~~requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their ~~contract~~contractual obligations by continuing to pay storage fees on an annual basis for ~~a~~the full period of 18 years. ~~If we experience early termination by a significant~~ As of March 31, 2010, there were 7,047 subscribers who had been delinquent for over 18 months in paying their storage fees and we have ceased recognizing storage revenue from such delinquent subscribers. The references to our number of ~~our~~ subscribers~~, our financial condition and results of operations may be materially adversely affected.”~~ as of a particular date in this Annual Report are inclusive of delinquent subscribers and therefore do not represent the total number of paying subscribers …”

The Company also proposes to insert the below footnote to clarify that the total number of units stored does not represent the total number of paying subscribers, wherever such numbers are presented in the Company’s Annual Report on 20-F.

“Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.”

Tia Jenkins October 19, 2010 Page 3

Critical Accounting Policies, page 70

Revenue Recognition, page 70

2.
We note from your response to comment 7 of our letter dated August 19, 2010, that you propose revisions to your critical accounting policy with respect to revenue recognition.  Please expand your disclosure to describe how deterioration in your ability to collect processing fees under Payment Option Three may result in your determination that collection is not reasonably assured at the time you render the processing services.  Furthermore, please describe the changes to the timing of your revenue recognition that would result should that determination be made.

COMPANY RESPONSE: We intend to modify the proposed additional wording under "Critical Accounting Policies" as follows:

“Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination. The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed. In addition, Payment Option Three has been in place for several years and has a satisfactory collection history. We believe collectability is reasonably assured~~.”~~, however, we continue to assess our ability to collect processing fees under Payment Option Three.  In the event, that there is a deterioration in our collection of processing fees under Payment Option Three, we may conclude that collectability of processing fees under this payment option is no longer reasonably assured, in which case we will cease the recognition of processing fees  revenue upon the completion of processing services.  Revenue generated from processing services will instead be recognized upon the actual cash collection or when collectability of such fees is otherwise determined to be reasonably assured.”

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Tia Jenkins October 19, 2010 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mitchell Nussbaum
Mitchell Nussbaum
Partner
Loeb & Loeb LLP

cc:	Albert Chen, China Cord Blood Corporation Virginia Tam, Jones Day Harry Yu, KPMG